

May 2, 2014

Via E-mail
Mr. Ralph A. Pitts, Esq.
General Counsel and Corporate Secretary
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-4500

     Re: **Belk, Inc.**
             Schedule TO-I/13E-3
             Filed April 24, 2014
             File No. 005-54017

Dear Mr. Pitts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Do Belk insiders have any material interest in the transaction?, page vi

1.   Please confirm that you have made reasonable inquiry as to whether or not any executive officer or director currently intends to tender securities owned or held by that person. State the reasons for any such intended action. See Item 1012(d) of Regulation M-A.

Background, page viii

2.   Please include a description of the board meeting(s) and deliberations regarding engaging in the Rule 13e-3 transaction.

Determination of Fairness of Offer by our Board of Directors, page xi

3.   Please disclose whether the board of directors determined, on behalf of Belk, that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated security holders of Belk, without reference to affiliated security holders. See Item 1014(a) of Regulation M-A. If you wish, you may include separate disclosure relating to affiliated security holders.

4.   We note disclosure that, apart from considering Willamette's appraisal, the board of directors did not separately evaluate whether the offering price constitutes fair value in relation to going concern value. To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board of directors must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please revise your disclosure accordingly.

5.   Please disclose why the board of directors did not separately evaluate whether the offering price constitutes fair value in relation to current and historical market prices, net book value, liquidation value, or purchase prices paid in acquiring stock in the past two years, and how the board of directors was in fact able to make its substantive fairness determination in the absence of any of these analyses. To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board of directors must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please revise your disclosure accordingly. Please also disclose the actual net book value.

Acceptance for Payment of Shares and Payment of Purchase Price, page 6

6.   Please disclose the manner in which securities will be accepted for payment. See Item 1004(a)(1)(viii) of Regulation M-A.

Assumptions, page 16

7.   Please confirm that all pro forma statements, budgets and projections provided to Willamette were disclosed and disseminated to security holders.

Analysis of Certain Guideline Publicly Traded Companies, page 16

8.   Please disclose the per share value resulting from this analysis.

Discounted Cash Flow Analysis, page 16

9.   Please disclose why this analysis only takes into account 2 years of projections.

Fees and Expenses, page 18

10.   Please disclose all fees paid to Willamette during the past two years. See Item 1015(b)(4) of Regulation M-A.

Extension of the Offer; Termination; Amendments, page 29

11.   Please revise disclosure in the last paragraph of this section so that it provides that you will extend the offer if you increase the number of shares being sought and any such increase exceeds 2% of the outstanding shares of either class of common stock.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Laura O. Hewett, Esq.
King & Spalding